EXHIBIT 1

David E. Rosewater 212.756.2208	Writer's E-mail Address David.Rosewater@srz.com

April 15, 2013

Via Electronic Mail and FedEx

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, D.C. 20004

Att:    Joseph E. Gilligan, Esq.

Re:    Nomination of Directors to the Board of VIVUS, Inc.

Dear Mr. Gilligan:

I am writing in response to your letter dated April 12, 2013 (the "April 12 Letter") with respect to the request by the Nominating and Governance Committee (the "Committee") of the board of directors (the "Board") of VIVUS, Inc. (the "Company") that the candidates (the "Nominees") nominated by an affiliate of our client, First Manhattan Co. ("FMC"), for election to the Board at the Company's 2013 annual meeting of stockholders (the "Annual Meeting") submit to interviews by the Committee.

As I indicated in my previous letter, while FMC is willing to make the Nominees available for interview by the Committee, and to have them complete the requested questionnaires, it is concerned that the request was not made in good faith but rather as part of a plan to delay the Annual Meeting and disrupt the stockholders' exercise of their right to select a board of their choosing. That is the reason we asked that the Board publicly commit to holding the meeting on a specified date no later than June 30, 2013, and that the Committee complete the interview process by April 21, 2013. Their refusals to do so has only heightened our concern about the bona fides of the request for interviews.

Your letter indicates that the Board is "fully aware" of the provisions of Section 211 of the Delaware General Corporation law, and that it is the Board's "current intention" to schedule the 2013 meeting within the 13 month period referred to in that Section. As you and the Board must be aware, Section 211 does not require that a company hold its annual meeting within 13 months of its prior meeting--it simply states that if a company fails to do so, then a stockholder can ask the Chancery Court to order it to hold the meeting. The Board could change its "current intent" tomorrow.

FMC believes it is particularly important, and in the stockholders' best interests, that the Annual Meeting be held on a timely basis this year. Doing so will resolve the uncertainty around the board's composition and will allow the new board to promptly address the Company's strategic direction in light of its continuing cash burn and the expected near-term introduction of a drug which will directly compete with Qsymia. We note that the Company has held its annual meeting in every one of the last sixteen years prior to June 30, and in several cases held it much closer to the "third Tuesday in May" default date in its bylaws. There certainly is no reasonable justification for delay beyond June 30 in this critical year.

Your letter further indicates that the Committee "is actively evaluating candidates", "intends" to act "expeditiously" and has a "goal" of completing its review "in the next several weeks". While these aspirational statements may sound promising, the fact is that your response, in reality, is an abject refusal to commit to a timeframe.

FMC believes that the Board and the Committee have refused to commit to a firm date for the Annual Meeting and for completion of the interviews because they are engaged in a desperate search for board nominees, other than the FMC Nominees, that the stockholders might find more palatable than the incumbent directors, and the Board and the Committee do not know how long the search will take. FMC is unsympathetic, having already identified its very highly qualified nominees.

Notwithstanding its serious reservations, FMC continues to be willing to submit its nominees for interview by the Nominating Committee, provided that the Company publicly and firmly commit to a specified meeting date no later than June 30, 2013, and that the Committee firmly commit to a near-term date for completion of the interview process.

Very truly yours,

/s/ David Rosewater
David E. Rosewater

cc:	Linda M. Dairiki Shortliffe, M.D.
Chair, Nominating and Governance Committee of VIVUS, Inc.
John L. Slebir, Esq.
Vice President, Business Development and General Counsel of VIVUS, Inc.
Michael James Astrue
Jon C. Biro
Samuel F. Colin
Johannes J.P. Kastelein
David York Norton
Herman Rosenman
Rolf Bass
Melvin L. Keating